

Executive Summary

Luna Bakery will offer organic sourdough bread, classic premade sandwiches, salads, and coffee. All produce will be purchased on a weekly basis from the farmers market, and all other ingredients will be organic and sourced locally.. It's incredibly important for the money generated by the business to be reinvested in the community.

This business plan calls for an exciting, profitable start-up year ahead with future forecasted growth as we meet the demands of the community.

Mission

To serve healthy, affordable, delicious food and support the local economy. We seek fair and responsible profit, enough to keep the company financially healthy for the long term and to fairly compensate employees and investors.

Company Summary

Luna Bakery will be established as a limited liability company (LLC) with Ian Holshevnikoff and Julia Somers.

Ian Holshevnikoff - Chef with 10+ years of experience working in some of the best restaurants and catering companies in Los Angeles.

Julia Somers - Marketing Consultant with 8+ years of experience working to help grow independent businesses by utilizing organic marketing strategies. Additionally, Julia has 6+ years of restaurant management experience.

Start-up Summary

Our start-up costs cover the renovation of the unoccupied restaurant space, equipment purchases, professional fees, and expenses associated with opening our first location.
The start-up costs are to be financed by direct owner investment, financial institutions, and private investors. The assumptions are shown in the following table.

Start Up Requirements	
Professional Fees (Legal, Accounting, Consulting)	$15,000
Business Cards, Sign, Menus	$1,000
Renovation	$100,000
Expensed Equipment	$25,000
Marketing	$500
Rent	$2,200 (first and last) , $1250 per month
Insurance	$350
Website Development	$500
Misc Expense	$1000

TOTAL START UP EXPENSES = $145,550

Services

At start up we will be open for lunch 11 a.m. to 4 p.m. Tuesday - Sunday.

We will consider opening earlier and staying open later if there is a demand, and if forecast and financial analysis can justify the increased costs.

Our menu will include sandwiches, pastry, salads and fresh sourdough bread. All to go options will be made from locally sourced and housemade ingredients. We will have gluten free and vegan options.

Sales Forecast

- To start, we are projecting a $10 check average per person with an average of 20 people served per lunch.

- For weekend lunch, we are projecting a $10 check average per person with an average of 40 people served per lunch.

- We forecast a 25% increase in business per year.

	Mon (CLOSED)	Tues	Wed	Thurs	Fri	Sat	Sun	Total
Revenue	0	364	390	455	487	520	455	2671
Food Costs	0	109.2	117	136.5	146.1	156	136.5	801.3
Labor	0	109.2	117	136.5	146.1	156	136.5	801.3
Operations	0	145.6	156	182	194.8	208	182	1068.4

	Revenue Per Week	Revenue Per Month	Revenue Per Year
1st Year	$2,671	$10,684	$128,208
2nd Year	$3,338.75	$13,355	$160,260
3rd Year	$4,172.69	$16,690.76	$200,289.12

Web Plan Summary

The Luna Bakery website will be the virtual business card and portfolio for the company, as well as its online "home." It will showcase the history, product information, and offers.

Special online ordering and online-only offers will be made available on the website and social media, along with customer's opportunity to sign-up for email news and offers. We will utilize an email newsletter and integrate with available delivery apps.

Personnel Plan

- Owner (Ian Holshevnikoff) will be executive chef, lead baker and head of operations. Present during all open hours.
- Owner (Julia Somers) will be head of marketing and accounting,